SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date February 20, 2007_________________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

News Release dated February 20, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: February 20, 2007

BIOTECH HOLDINGS PRIVATE PLACEMENT ADVANCE TO BE CONVERTED TO LOAN

Vancouver, B.C., February 19, 2007 - Biotech Holdings (the "Company", TSXV: BIO.V; OTC BB: BIOHF; Frankfurt: 925970.F) announced today that a private placement application previously announced on November 7, 2005 for 984,666 shares to be issued for funds has been cancelled effective February 16, 2007. On this date, the Board of Directors approved the conversion of the funds, which had been advanced by an insider, from a secured non-interest bearing loan to a secured loan bearing interest at 8% from the effective date. All terms and conditions of the conversion are subject to approval by the TSX Venture Exchange.

Biotech Holdings Ltd. is based in Vancouver, British Columbia and has its laboratory and plant facility in Richmond, B.C. Biotech Holdings trades on the Over the Counter Bulletin Board in the United States (OTC BB: BIOHF), on the Canadian Venture Exchange (CDNX: BIO.V) and on the Frankfurt Exchange (925970.F).

For inquiries, contact Austin Rand at Biotech Holdings Ltd., 1 888 216 1111 (toll-free), 8 a.m. to 5 p.m. Pacific time, or by e-mail at info@biotechltd.com. For background information and current stock quotations, please visit Biotech^s website at www.biotechltd.com.

This release was approved by the Board of Directors of Biotech Holdings.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.